

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Stephen LaMond
Interim Chief Executive Officer
Peak Bio, Inc.
3350 W. Bayshore Rd., Suite 100
Palo Alto, CA 94303

> **Re: Peak Bio, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 1, 2023**
> **File No. 333-268801**

Dear Stephen LaMond:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note your response to comment three and note that your shares are not currently listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB. Therefore, the fixed price at which your selling shareholders can sell their shares pursuant to this registration statement must be disclosed in the registration statement. These shareholders can sell their shares at the market price if the shares are listed on a national securities exchange or are quoted on the OTC Bulletin Board, OTCQX or OTCQB. Please revise your registration statement to disclose this selling price. Please note that if your selling shareholders sell their shares at negotiated prices, they are not relying on the registration statement, please remove the disclosure related to private

transactions. Additionally, please explain why White Lion is only able to sell its shares of your Common Stock if it is listed on the Nasdaq Capital Market, the Nasdaq Global Select Market, the Nasdaq Global Market, the New York Stock Exchange or the NYSE American.

Recent Developments, page 8

2.   We note your response to comment three and your disclosure indicating that Nasdaq intends to file a Form 25-NSE Notification of Delisting once all applicable appeal and review periods have expired. Please revise to clarify when the applicable appeal and review periods are scheduled to expire and whether you intend to appeal the determination.

        Please contact Jimmy McNamara at 202-551-7349 or Suzanne Hayes at 202-551-3675 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Scott A. Cowan, Esq.